UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the plan year ended December 31, 2002

[ ]	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from ______ to _____

Commission file number 0-6645

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

B. Name of the issuer of securities held pursuant to the plan and the address of it's principal executive office:

THE MANITOWOC COMPANY, INC.
2400 South 44th Street
Manitowoc, WI 54220

REQUIRED INFORMATION

The following financial statement and schedules of The Manitowoc Company, Inc. Retirement Savings Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Securities Act of 1974, as amended, are filed herewith.

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS

DECEMBER 31, 2002

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

DECEMBER 31, 2002
Page

2	Independent Auditors' Report

3	Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

4	Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2002

5-10	Notes to Financial Statements

Schedules required by the Department of Labor have been omitted because they are not applicable.

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INDEPENDENT AUDITORS' REPORT

To the Administrative Committee

The Manitowoc Company, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The Manitowoc Company, Inc. Retirement Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Manitowoc, Wisconsin

May 14, 2003

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001
	2002	2001

ASSETS

Investments (See Note 3):
Interest in The Manitowoc Company, Inc. Employees' Profit Sharing Trust	$ 8,590,255	$ 8,481,852
Participant loans	30,825	71,607

NET ASSETS AVAILABLE FOR BENEFITS	$ 8,621,080	$ 8,553,459

The accompanying notes are an integral
part of these financial statements.

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2002

Additions
Additions to net assets attributed to:
Investment income:
Interest in net investment (loss) of The Manitowoc Company, Inc.
Employees' Profit Sharing Trust	$(1,073,678)
Participant loans	2,859

Contributions:
Participants'	1,789,522
Rollovers	6,335

TOTAL ADDITIONS	$725,038

Deductions
Deductions from net assets attributed to:
Benefits paid to participants	$1,015,107
Administrative expenses	10,579
TOTAL DEDUCTIONS	$1,025,686

Net (decrease) before transfers	$(300,648)

Net transfers from other plans	368,269

NET INCREASE	$67,621

Net Assets Available for Benefits:
BEGINNING OF YEAR	8,553,459

END OF YEAR	$8,621,080

The accompanying notes are an integral
part of these financial statements.

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 - Plan Description

The following description of The Manitowoc Company, Inc. Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a retirement savings plan under Section 401(k) of the Internal Revenue Code. The Plan is available to all eligible employees of participating companies of The Manitowoc Company, Inc. (the "Company") who have completed either any probationary period with a participating company, or six months, whichever is shorter. An eligible employee is an hourly employee of a participating company who is covered by a collective bargaining agreement between the participating company and the union representing employees of the participating company. The only participating companies in the Plan at December 31, 2002 and 2001 are Manitowoc Cranes, Inc., Manitowoc Ice, Inc., Bay Shipbuilding Company, KMT Refrigeration, Inc., Toledo Ship Repair, and Multiplex, Inc., all wholly-owned subsidiaries of the Company. The Plan also includes Marinette Marine Employees as of 2002. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Contributions

All employees were allowed to contribute up to 100% of pay beginning in 2002, up to a maximum of $11,000 (adjusted annually). The Company also makes matching contributions to eligible employees of specific participating companies in accordance with their collective bargaining unit's contract (Multiplex only, for 2001). Rollover contributions are allowed.

Participant Accounts

Each participant's account is credited with the participant's contributions and an allocation of plan earnings, and reduced for withdrawals. Plan earnings are determined and credited to each participant's account on a daily basis in accordance with the proportion of the participant's account to all accounts. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants always have a non-forfeitable, vested right to the entire amount voluntarily contributed, and earnings thereon, and may withdraw the total of such amount in accordance with the provisions of the Plan.

Investments

The Plan's investments are commingled with other Company sponsored plans in The Manitowoc Company, Inc., Employees' Profit Sharing Trust (the "Trust"). Upon enrollment in the Plan, a participant may direct contributions in 5% increments in any of the defined investment options. Participants may change their investment options at any time.

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2002 AND 2001

NOTE 1 - Plan Description - Continued

Payment of Benefits

Participants may elect to receive the vested portion of their account balance upon normal retirement at or after age 65, upon death or disability, if earlier, or upon termination of employment. A participant whose vested balance exceeds $5,000 upon termination of employment has the right to maintain his or her vested account balance in the Plan until distribution is required to be made under the rules of the Plan.

Withdrawal elections available to participants are a lump sum payment, equal installments over a period of years, or an insurance company single premium nontransferable annuity contract.

Participant Loans

Participants may receive a loan from the Plan in an amount equal to a minimum of $1,000 up to 50% of the participant's account balance, excluding the portion of the account balance relating to Company profit sharing contributions, not to exceed $50,000. A participant may not maintain more than one loan at a time. Loans bear an interest rate equal to the current prime rate plus 1%. Loans are repaid from payroll deductions over a period not to exceed five years. In the event of default on a loan, the Plan has the right to apply the participant's account balance in satisfaction of the unpaid principal and accrued interest on the loan.

NOTE 2 - Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Administrative Expenses

Administrative expenses of the Plan are paid from the assets of the Trust.

Contributions

Company profit sharing contributions are made when the final calculation of the contribution amount has been determined, which normally is within two and one-half months of the Plan's year end. Participant contributions are forwarded to the Plan at the end of each payroll period.

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2002 AND 2001

NOTE 2 - Summary of Significant Accounting Policies - Continued

Investment Valuation and Income Recognition

The Trust's investments are stated at fair value except for insurance company investment contracts which are stated at contract value. Investments in common stock of the Company and mutual funds are valued at quoted market prices.

Purchases and sales of securities are recorded on the trade-date basis. Interest income of the Trust is recorded on the accrual basis. Dividends of the Trust are recorded on the ex-dividend date.

The Capital Preservation Fund contains some investments in insurance company investment contracts. These contracts are included in the assets of the Capital Preservation Fund at contract value because they are fully benefit responsive. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The contract value of the Capital Preservation Fund approximates fair value at December 31, 2002 and 2001. Contract value represents contributions made under the contract, plus earnings, less withdrawals and administrative expenses.

The average yield for the Capital Preservation Fund was 5.2% for the year ended December 31, 2002. The crediting interest rate for this fund was 5.7% and 6.0% at December 31, 2002 and 2001, respectively.

The Trust's investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the values of investments, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits.

Payment of Benefits

Benefits are recorded when paid.

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2002 AND 2001

NOTE 3 - The Manitowoc Company, Inc. Employees' Profit Sharing Trust

The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each participant's share of the Trust. The percentage of the Plan's assets to the total assets of the Trust was 3% and 3% as of December 31, 2002 and 2001, respectively. The Plan's approximate allocated share of the net assets of each fund in the Trust at December 31, 2002 and 2001 was:
	DECEMBER 31,
	2002	2001

Vanguard 500 - Index Fund	7%	6%
Capital Preservation Fund	2%	1%
Equity Fund	5%	5%
Balanced Fund	5%	5%
First American Bond Fund	5%	4%
Small Cap Fund	6%	6%
Company Stock Fund	4%	3%
Loan Fund	3%	7%
Mid Cap Fund	6%	6%
Marshall International Stock Fund	6%	6%

The fair value of investments and the related investment income of the Trust are as follows:

	DECEMBER 31,
	2002	2001
Investments:
Cash and cash equivalents	$ (4,116)	$ 235,126
Deposits with insurance companies	11,071,887	29,488,185
Common/collective trusts	121,853,172	96,154,684
Mutual funds	93,304,922	111,655,700
Investment in The Manitowoc Company, Inc. common stock	27,527,786	36,856,486
Participant loans	1,121,894	1,049,958

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS - Continued
DECEMBER 31, 2002 AND 2001

NOTE 3 - The Manitowoc Company Inc. Employees' Profit Sharing Trust - Continued
Year Ended
December 31, 2002

Investment income:
Interest and dividends	$ 1,514,580
Net (depreciation) in fair value of investments	(19,665,982)

During 2002, the Trust's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $(19,665,982) as follows:

Year Ended
December 31, 2002

Mutual funds	$ (14,690,841)
Investment in The Manitowoc Company, Inc. common stock	(4,975,141)
$ (19,665,982)

Investments that represent five percent or more of total Trust assets as of December 31, 2002 and 2001 are as follows:

	December 31,
	2002	2001
Equity Fund
Nicholas Fund, Inc.	$ 20,767,565	$ 27,575,909
Balanced Fund
Vanguard Asset Allocation Fund	20,739,455	26,059,773
Small Cap Fund
Berger Omni Investment Fund	28,223,120	33,202,883
Company Stock Fund
The Manitowoc Company, Inc.	27,527,786	36,856,486
Capital Preservation Fund
Fidelity Managed Income Portfolio II	121,361,653	95,777,650

THE MANITOWOC COMPANY, INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 4 - Amount Allocated to Withdrawn Participants

Benefits paid to participants represent the amount paid to participants as determined by their vesting status at the time of termination. At December 31, 2002 and 2001, $824,049 and $269,182, respectively, included in net assets available for benefits is allocated to inactive participants of the Plan.

NOTE 5 - Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated

March 21,1997 that the Plan is designed in accordance with the applicable sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan is designed and is currently being operated in accordance with the applicable requirements of the IRC.

NOTE 6 - Plan Termination

While the Company has not expressed any intent to terminate the Plan, it may elect to do so at any time subject to the provisions of ERISA.

NOTE 7 - Party-in-Interest Transactions

Transactions involving The Manitowoc Company, Inc. common stock and participant loans are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under 29 CFR 408(b) of the ERISA regulations.

NOTE 8 - Subsequent Events

On February 13, 2003 the Administrative Committee approved changing the trustee for The Manitowoc Company, Inc. Employees' Profit Sharing Plan (a Master Trust). This change in trustee will take effect July 1, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee, which administers the Plan, has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Manitowoc, and State of Wisconsin, on the 19th day of June, 2003.

THE MANITOWOC COMPANY, INC. RETIREMENT SAVINGS PLAN

/s/ Terry Growcock
Terry Growcock

/s/ Carl Laurino
Carl Laurino

/s/ Thomas Musial
Thomas Musial

EXHIBIT INDEX
Exhibit No.	Description	Filed Herewith

23	Consent of Hawkins, Ash, Baptie & Company, LLP	X

99	Certification of CEO, Treasurer, and Senior Vice President of Human Resources	X